UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print) YPF Sociedad Anónima	(b) IRS IDENT. NO. 521612271	(c) S.E.C. FILE NO. 001-12102
1 (d) ADDRESS OF ISSUER	STREET Macacha Güemes 515	CITY Buenos Aires	STATE C1 Argentina	ZIP CODE 1364 AR	(e) TELEPHONE NO.
AREA CODE 54	NUMBER 13267265
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Repsol YPF, S.A.	(b) RELATIONSHIP TO ISSUER Parent Company	(c) ADDRESS STREET Paseo de la Castellana 278-280	CITY Madrid	STATE U3 Spain	ZIP CODE 28046

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Class D shares of common stock, either in the form of shares or American Depositary Shares (each representing one Class D share of common stock)	Raymond James & Associates, Inc. 880 Carillon Parkway St. Petersburg, FL 33716		3,932,354	$165,191,334	393,312,793 shares, of which 393,235,456 are Class D shares	November 2010- January 2011	NYSE; Buenos Aires Stock Exchange

INSTRUCTIONS:
1.	(a)Name of issuer (b)Issuer’s I.R.S. Identification Number (c)Issuer’s S.E.C. file number, if any (d)Issuer’s address, including zip code (e)Issuer’s telephone number, including area code	3.
(a)Title of the class of securities to be sold
(b)Name and address of each broker through whom the securities are intended to be sold
(c)Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f)Approximate date on which the securities are to be sold
(g)Name of each securities exchange, if any, on which the securities are intended to be sold

2
(a)Name of person for whose account the securities are to be sold
(b)Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c)Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class D shares of common stock, either in the form of shares or American Depositary Shares (each representing one Class D share of common stock)	Various dates between 1999 and 2000	Private transactions; public cash tender and exchange offers; market purchases	Various	389,548,900, of which 327,475,936 held as of the date hereof (301,232,814 directly)	Various	Cash; Repsol YPF common stock or American Depositary Shares

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Repsol YPF, S.A. (“Repsol YPF”)	Class D shares of common stock in the form of shares (“Shares”)	10/09/07	100	$4,099.32
Repsol Exploración, S.A., 100% owned subsidiary of Repsol YPF, S.A. (“Repsol Exploración”)	Class D shares of common stock in the form of American Depositary Shares, each representing one Class D share of common stock (“ADSs”)	10/09/10	200	$7,900.00
Repsol Exploración	ADSs	10/09/13	1,600	$64,015.04
Repsol Exploración	ADSs	10/09/14	2,500	$101,358.00
Repsol YPF	Shares	10/09/14	5,000	$202,341.56
Repsol Exploración	ADSs	10/09/15	700	$28,478.03
Repsol Exploración	ADSs	10/09/16	1,000	$40,645.00
Repsol Exploración	ADSs	10/09/17	3,150	$128,263.91
Repsol YPF	Shares	10/09/17	4,900	$198,563.33
Repsol Exploración	ADSs	10/09/20	3,591	$146,139.34
Repsol YPF	Shares	10/09/20	4,750	$193,371.50
Repsol Exploración	ADSs	10/09/21	5,029	$203,836.94
Repsol YPF	Shares	10/09/21	8,596	$347,688.63
Repsol Exploración	ADSs	10/09/22	20,463	$811,425.48
Repsol YPF	Shares	10/09/22	10,525	$421,394.96
Repsol Exploración	ADSs	10/09/23	4,344	$171,591.04
Repsol YPF	Shares	10/09/23	1,200	$47,750.57
Repsol Exploración	ADSs	10/09/24	2,089	$82,518.42
Repsol YPF	Shares	10/09/24	3,309	$131,152.94
Repsol Exploración	ADSs	10/09/27	8,675	$345,953.80
Repsol YPF	Shares	10/09/27	3,310	$130,221.46
Repsol YPF	Shares	10/09/28	3,172	$124,229.29
Repsol Exploración	ADSs	10/09/29	2,969	$116,854.40
Repsol YPF	Shares	10/09/29	2,203	$85,908.06
Repsol Exploración	ADSs	10/09/30	1,513	$59,732.18
Repsol YPF	Shares	10/09/30	7,396	$289,082.23
Repsol Exploración	ADSs	10/10/01	3,029	$119,105.43
Repsol YPF	Shares	10/10/01	2,267	$88,960.05

Repsol Exploración	ADSs	10/10/04	2,247	$87,994.99
Repsol YPF	Shares	10/10/04	5,266	$206,048.96
Repsol Exploración	ADSs	10/10/05	4,614	$180,596.57
Repsol YPF	Shares	10/10/05	48,006	$1,872,453.43
Repsol Exploración	ADSs	10/10/06	4,096	$161,621.20
Repsol Exploración	ADSs	10/10/07	1,200	$47,418.96
Repsol YPF	Shares	10/10/07	3,247	$127,678.50
Repsol Exploración	ADSs	10/10/08	4,553	$178,786.75
Repsol YPF	Shares	10/10/08	4,400	$172,356.53
Repsol Exploración	ADSs	10/10/11	1,040	$40,795.35
Repsol Exploración	ADSs	10/10/12	7,842	$307,171.92
Repsol YPF	Shares	10/10/12	6,431	$251,723.89
Repsol Exploración	ADSs	10/10/13	2,900	$113,892.28
Repsol YPF	Shares	10/10/13	1,560	$61,026.96
Repsol Exploración	ADSs	10/10/14	4,137	$161,708.30
Repsol YPF	Shares	10/10/14	6,814	$266,333.90
Repsol Exploración	ADSs	10/10/15	1,150	$44,920.04
Repsol Exploración	ADSs	10/10/18	900	$35,100.00
Repsol YPF	Shares	10/10/18	4,527	$176,177.90
Repsol YPF	Shares	10/10/19	3,200	$124,046.77
Repsol YPF	Shares	10/10/20	1,600	$62,204.16
Repsol YPF	Shares	10/10/21	5,872	$229,015.54
Repsol Exploración	ADSs	10/10/22	1,000	$39,003.00
Repsol YPF	Shares	10/10/22	2,000	$77,997.97
Repsol Exploración	ADSs	10/11/04	2,315	$95,073.11
Repsol YPF	Shares	10/11/04	107,513	$4,317,029.95
Repsol Exploración	ADSs	10/11/05	1,542,214	$61,691,798.64
Repsol YPF	ADSs	10/11/05	1,126,083	$45,043,320.00
Repsol YPF	Shares	10/11/05	39,692	$1,595,706.20
Repsol YPF	Shares	10/11/08	3,000	$123,921.87
Repsol YPF	ADSs	10/11/10	4,970	$207,330.51
Repsol YPF	Shares	10/11/11	130	$5,424.91
Repsol YPF	ADSs	10/11/11	3,946	$163,478.44

REMARKS:

Securities to be sold at such times and amounts such that the number of shares of Class D common stock, either in the form of shares or American Depositary Shares (each representing one Class D share of common stock) (together, “Common Stock”), of YPF Sociedad Anonima to be sold together with sales of Common Stock in the three months preceding each such sale, do not exceed one percent of the Common Stock outstanding.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:  The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

November 12th, 2010	/s/ Fernando Ramírez Mazarredo
DATE OF NOTICE	(SIGNATURE)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)